FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corp. (“the Company”) 100 – 8900 Glenlyon Parkway Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

December 14, 2005

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR, Edgar and the Company’s website, and disseminated to shareholders on December 14, 2005.

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corp. announced today that it is undertaking a non-brokered private placement of up to 4,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement. Shares and warrants will be subject to a four month hold period from the date of close.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, Dec. 14, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it is undertaking a non-brokered private placement of up to 4,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement. Shares and warrants will be subject to a four month hold period from the date of close.

"We are focused on concluding international distribution agreements for our RAMP cardiovascular products, advancing product development and commercialization programs with 3M, Roche Diagnostics and Shionogi, and the research and development of both a Flu A and Avian Flu rapid test," said Bill Radvak, President and Chief Executive Officer. "The proceeds of this financing will be invested in the necessary infrastructure, personnel and licensing fees to compete in the point-of-care cardiovascular and clinical infectious disease diagnostic markets worldwide."

The Company may pay finders’ fees subject to approval by the TSX Venture Exchange.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing higher sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President Finance and Chief Financial Officer 100 – 8900 Glenlyon Parkway Burnaby, BC V5J 5J8

Telephone: (604) 456-6010 Facsimile: (604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 14th. day of December, 2005

Response Biomedical Undertakes $2 Million Private Placement

Vancouver, British Columbia, Dec. 14, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it is undertaking a non-brokered private placement of up to 4,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement. Shares and warrants will be subject to a four month hold period from the date of close.

"We are focused on concluding international distribution agreements for our RAMP cardiovascular products, advancing product development and commercialization programs with 3M, Roche Diagnostics and Shionogi, and the research and development of both a Flu A and Avian Flu rapid test," said Bill Radvak, President and Chief Executive Officer. "The proceeds of this financing will be invested in the necessary infrastructure, personnel and licensing fees to compete in the point-of-care cardiovascular and clinical infectious disease diagnostic markets worldwide."

The Company may pay finders’ fees subject to approval by the TSX Venture Exchange.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing higher sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the proposed financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com